SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 0 3 2006
DIVISION OF MARKET REGULATION

2/9/06 53

AB 2/9/06

06002103

SE[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SALMAN PARTNERS (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 2230 - 885 WEST GEORGIA STREET
(No. and Street)

VANCOUVER (City) B.C. (State) CANADA V6C 3E8 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

PO BOX 10101, 700 WEST GEORGIA STREET, VANCOUVER, B.C., CANADA, V7Y 1C7
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/10/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN MITCHELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SALMAN PARTNERS (USA) INC., as of OCTOBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

VICE PRESIDENT & C.F.O.
Title

Jennifer Wilson
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information
(Expressed in U.S. Dollars)

Salman Partners (U.S.A.) Inc.

October 31, 2005

With
Report and Supplementary Report
of Independent Registered Public Accounting Firm

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Salman Partners (U.S.A.) Inc.

We have audited the statement of financial condition of **Salman Partners (U.S.A.) Inc.** as of October 31, 2005 and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salman Partners (U.S.A.) Inc., Inc. at October 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Vancouver, Canada,
December 6, 2005.

Chartered Accountants

Salman Partners (U.S.A.) Inc.

STATEMENTS OF FINANCIAL CONDITION

(Expressed in U.S. Dollars)

As at October 31

	2005 $	2004 $
ASSETS		
Current		
Cash	**3,052,721**	2,032,586
Accounts receivable	**7,652**	2,207
Due from clients	**1,217**	2,567,167
Due from broker and dealer *[note 6[b]]*	**121,848**	—
Total assets	**3,183,438**	4,601,960
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current		
Accounts payable and accrued liabilities *[note 6[a]]*	**133,856**	74,209
Due to clients	**119,448**	359,470
Due to broker and dealer *[note 6[b]]*	**1,213**	2,206,769
Income taxes payable *[note 7]*	**140,754**	16,014
Current portion of liabilities subordinated to claims of general creditors *[note 4]*	**300,000**	—
Total current liabilities	**695,271**	2,656,462
Liabilities subordinated to claims of general creditors *[note 4]*	**1,000,000**	1,300,000
Total liabilities	**1,695,271**	3,956,462
Stockholder's equity		
Common stock *[note 5]*	**150,000**	150,000
Retained earnings	**1,338,167**	495,498
Total stockholder's equity	**1,488,167**	645,498
Total liabilities and stockholder's equity	**3,183,438**	4,601,960

See accompanying notes

On behalf of the Board:

Director Director

Salman Partners (U.S.A.) Inc.

STATEMENTS OF INCOME
(Expressed in U.S. Dollars)

Year ended October 31

	2005 $	2004 $
INCOME		
Commissions	**2,392,836**	311,800
Variable compensation paid		
Commissions	**809,336**	—
Gross profit	**1,583,500**	311,800
Interest income	**58,869**	13,997
	1,642,369	325,797
EXPENSES *[note 6[c]]*		
Data processing	**6,087**	—
General and operations	**128,256**	—
Premises	**47,859**	—
Salary and wages	**89,324**	—
Execution fees	**287,802**	—
	559,328	—
Income from operations	**1,083,041**	325,797
Loss on currency translation	**(2,730)**	(13,688)
Income before income taxes	**1,080,311**	312,109
Income taxes *[note 7]*	**237,642**	91,690
Net income for the year	**842,669**	220,419

See accompanying notes

Salman Partners (U.S.A.) Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(Expressed in U.S. Dollars)

Year ended October 31

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
	#	$	$	$
Balance at October 31, 2004	150,000	150,000	275,079	425,079
2004 net income	—	—	220,419	220,419
Balance at October 31, 2005	150,000	150,000	495,498	645,498
2005 net income	—	—	842,669	842,669
Balance at October 31, 2005	**150,000**	**150,000**	**1,338,167**	**1,488,167**

See accompanying notes

Salman Partners (U.S.A.) Inc.

STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

Year ended October 31

	2005 $	2004 $
OPERATING ACTIVITIES		
Net income for the year	**842,669**	220,419
Adjustments to reconcile net income to net cash:		
Decrease (increase) in amounts due from clients	**2,565,950**	(1,395,946)
(Increase) decrease in amounts due from broker and dealer	**(121,848)**	1,260,834
Increase in accounts receivable	**(5,445)**	(2,207)
Decrease in amounts due to clients	**(240,022)**	(2,066,066)
(Decrease) increase in amounts due to broker and dealer	**(2,205,556)**	2,206,769
Increase in accounts payable and accrued liabilities	**59,647**	64,354
Increase (decrease) in income taxes payable	**124,740**	(45,422)
Cash provided by operating activities	**1,020,135**	242,375
FINANCIAL ACTIVITIES		
Proceeds from issuance of subordinated debt	—	1,000,000
Cash provided by financing activities	—	1,000,000
Increase in cash position	**1,020,135**	1,242,735
Cash position, beginning of year	**2,032,586**	789,851
Cash position, end of year	**3,052,721**	2,032,586
Supplemental cash flow information		
Income taxes paid in cash	**133,528**	97,372
Interest paid in cash	—	—

See accompanying notes

NOTES TO FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

October 31, 2005 and 2004

1. NATURE OF OPERATIONS

Salman Partners (U.S.A.) Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated under the laws, Canada on March 19, 1996.

The Company is a registrant with the National Association of Securities Dealers, Inc. (the "NASD").

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting standards in the United States of America and reflect the following significant accounting policies:

Revenue recognition

Commission revenue consists of revenue generated through traditional commission based brokerage services, and is recognized on a settlement date basis.

Other income consists of interest earned on cash deposited in bank accounts, and is recognized on an accrual basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

Foreign exchange

Monetary assets and liabilities are translated into US dollars at the exchange rate in effect at year end. Revenues and expenses are translated throughout the year at the exchange rate prevailing at the date of receipt or payment. All exchange gains and losses are included in the determination of net income for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Marketable securities transactions

Marketable securities transactions and related revenues and expenses are recorded on a settlement date basis.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, amounts due from (to) clients, amounts due from (to) broker and dealer, accounts payable and accrued liabilities, income taxes payable, and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and limits the total value of transactions with specific counterparties.

(Expressed in U.S. Dollars)

3. FINANCIAL INSTRUMENTS (cont'd.)

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities. The Company mitigates its market risk exposure through controls to limit concentration levels and capital usage within its accounts.

4. LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS

Debt under subordination agreements consist of the following:

	2005 $	2004 $
Note payable to the Parent with interest calculated at 2.0% per annum, principal and interest payable at maturity on September 30, 2006.	**300,000**	300,000
Note payable to the Parent with interest calculated at 1.0% per annum, principal and interest payable at maturity on April 30, 2007.	**1,000,000**	1,000,000
	1,300,000	1,300,000
Current portion	**(300,000)**	—
	1,000,000	—

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, Salman Partners Inc. ("Salman"). The loans are covered by agreements approved by the Securities and Exchange Commission, and are available to the Company in computing net capital under the Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid.

(Expressed in U.S. Dollars)

5. COMMON STOCK

	2005 $	2004 $
Authorized		
Unlimited number of common shares without par value		
Issued and fully paid		
150,000 common shares [2004 - 150,000]	**150,000**	150,000

6. RELATED PARTY TRANSACTIONS

During 2005, the Company entered into the following transactions and maintained the following balances with related parties:

[a] At October 31, 2005, accounts payable and accrued liabilities of $133,856 [2004 - $74,209] were payable to the Company's parent, Salman Partners Inc.

[b] At October 31, 2005, amounts due to broker and dealer of $1,213 [2004 - $2,206,769] were payable to the Company's parent, Salman Partners Inc. At October 31, 2005, amounts due from broker and dealer of $121,848 [2004 - $nil] were receivable from the Company's parent, Salman Partners Inc.

[c] The following expenses were charged by the Company's parent, Salman Partners Inc., in accordance with an "Operating Agreement" executed between the companies on October 29, 2004:

	2005 $	2004 $
Data processing	**6,087**	—
General and operation	**128,256**	—
Premises	**47,859**	—
Salaries and wages	**89,324**	—
Execution fees	**287,802**	—
	559,328	—

[d] In 2004, Salman did not charge Salman Partners (U.S.A.) Inc. for ongoing operating expenses. In lieu thereof Salman allocated 10% of commission revenues to Salman Partners (U.S.A.) Inc., with the remaining 90% being retained to cover operating costs incurred on Salman Partners (U.S.A.) Inc.'s behalf.

(Expressed in U.S. Dollars)

7. INCOME TAXES

During the year, the company became registered under the International Financial Activities Act of British Columbia. As all of the Company's activities are those of an international financial business, carried on in British Columbia, it is entitled to a full refund of provincial income taxes upon assessment of its federal income tax return. Consequently, income taxes are provided for at Canadian federal rates only for the 2005 taxation year.

8. CONCENTRATIONS

For the year ended October 31, 2005, one customer, who accounted for more than 10% of the Company's commission income, accounted for approximately $362,000 of commissions earned in the aggregate. For the year ended October 31, 2004, one customer, who accounted for more than 10% of the Company's commission income, accounted for approximately $128,000 of commissions earned in aggregate.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital.

The Company follows the primary (aggregate indebtedness) method under rule 15c3-1 and is subject to the k(2)(i) exemption which requires it to maintain a minimum net capital of the greater of $100,000 and one-fifteenth of its aggregate indebtedness. The Company had net capital at October 31, 2005 of $2,715,428 [2004 - $1,843,348] representing an excess of $2,615,428 [2004 - $1,666,251] over the minimum capital required.

Supplemental Information

Salman Partners (U.S.A.) Inc.

SCHEDULE 1: FOCUS REPORT – PART IIA
COMPUTATION OF NET CAPITAL

(Expressed in U.S. Dollars)

October 31, 2005
Firm ID: 043842

	$
1. Total Ownership Equity (o/e)	1,488,167
2. Deduct o/e not allowable for net capital	—
3. Total o/e qualified for net capital	1,488,167
4. Add:	
A. Allowable subordinated liabilities	1,300,000
B. Other deductions or credits	—
5. Total cap and allowable subloans	2,788,167
6. Deductions and/or charges	
A. Total non-allowable assets	—
B. Secured demand note deficiency	—
C. Cap charges for spot and commodity futures	—
D. Other deductions and/or charges	(72,739)
7. Other additions and/or allowable credits	—
8. Net capital before haircuts	2,715,428
9. Haircuts on securities:	
A. Contractual commitments	—
B. Subordinated debt	—
C. Trading and investment securities	
1. Exempted securities	—
2. Debt securities	—
3. Option	—
4. Other securities	—
D. Undue concentration	—
E. Other	—
10. Net capital	2,715,428

Salman Partners (U.S.A.) Inc.

SCHEDULE 1: FOCUS REPORT – PART IIA
COMPUTATION OF NET CAPITAL (cont'd.)

October 31, 2005
Firm ID: 043842

	$
Computation of Basic Net Capital Requirement	
11. Minimum net capital required (6 2/3% of Aggregate Indebtedness "AI")	26,351
12. Minimum Dollar Requirement	100,000
13. Net Cap requirement (greater of line 11 or 12)	100,000
14. Excess net capital	2,615,428
15. Exc. net cap @ 1000% (net cap — 10% of AI)	2,675,901
Computation of Aggregate Indebtedness	
16. Total AI liability from Statement of Financial Condition	395,271
17. Add:	
A. Drafts for immediate credit	—
B. Market value of securities borrowed where no equivalent value is paid or credited	—
C. Other unrecorded amounts	—
18. Total aggregate indebtedness	395,271
19. Ratio of AI/NC	15%
20. Percentage of debt to debt equity	46%

SCHEDULE 2: INAPPLICABLE SCHEDULES

October 31, 2005
Firm ID: 043842

Schedule: Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at October 31, 2005.

Schedule: Information Relating to the Possession or Control Requirements Under Rule 15c3-3

This particular schedule is not applicable to the above firm as at October 31, 2005.

Schedule: Report Describing any Material Inadequacies Found to Exist Since the Date of the Last Audit

No material inadequacies were noted during the year ended October 31, 2005.

Salman Partners (U.S.A.) Inc.

SCHEDULE 3: RECONCILIATION OF COMPUTATION OF NET CAPITAL

(Expressed in U.S. Dollars)

October 31, 2005
Firm ID: 043842

	$
Net capital per Firm (per October 31, 2005 Focus Report)	2,715,428
	2,715,428

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Board of Directors
Salman Partners (U.S.A.) Inc.
Vancouver, B.C.

In planning and performing our audit of the financial statements and accompanying information of Salmon Partners (U.S.A.) Inc. (the "Company"), for the year ended October 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Salman Partners (U.S.A.) Inc.

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vancouver, Canada,
December 6, 2005.

Chartered Accountants

ERNST & YOUNG LLP

www.ey.com/can